

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 24, 2016

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Re: Carey Credit Income Fund 2017 T (the "Company")
        Registration Statement on Form N-2
        File Nos. 333-211613; 814-01206

Dear Mr. Horowitz:

Pursuant to Securities Act Release No. 33-6510 and in reliance upon the representations contained in your letter dated June 6, 2016, we performed a limited review of the registration statement referenced above that was filed on May 25, 2016. You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of its registration statement.

We have the following comments and whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement.

The Company has filed a Form N-6F notice of intent to be regulated as a business development company ("BDC") under the Investment Company Act of 1940 ("1940 Act"). In your response letter, discuss the Company's plans to register its shares under the Securities Exchange Act and when it intends to file an election to be regulated as a BDC on Form N-54A.

Prospectus Cover Page

Consistent with the Master/Feeder Fund investment structure, the reference to "we," appearing in the first sentence of the third paragraph, should be changed to "the Master Fund."

Disclose whether there is any maximum percentage of the Master Fund's assets that may be invested in any of the junk securities, debt investments with interest reset provisions or debt investments that require balloon payments as described in the third paragraph.

Expand footnote (2) to the pricing table to disclose the net per common share and net total proceeds to the Company, after the payment of expenses of issuance and distribution and sales load. Also, in this regard, *see* Instructions 2. and 6. to Item 1.g. of Form N-2. Additionally, any commissions paid by other persons and other consideration should be noted and briefly described in footnote (2) to the pricing table. *See* Instruction 2. to Item 1.g. of Form N-2, and the reference therein to the term "commissions" as defined in paragraph 17 of Schedule A of the Securities Act of 1933.

<u>Master/Feeder Structure</u> (page -i-)

Briefly describe any material differences in the characteristics, priorities, preferences and voting rights of the common shares issued by the Master Fund when compared to the common shares issued by the Company.

<u>Fees and Expenses</u> (page 13)

We note that most of the information in the fee table is incomplete. Please provide us with the details of the Company's fees and expenses as soon as they are available.

The disclosure contained in the first paragraph identifies the various assumptions, including the amount of offering proceeds raised, which will be used in the preparation of the fee table presentation. In your response letter, please identify the factors that the Company and the Master Fund considered in determining the reasonableness of the estimated amounts of offering proceeds that each is expected to raise during the 12-month period ending December 31, 2017.

<u>Risk Factors</u> (page 18)

In your response letter, please confirm that the Master Fund/Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Master Fund/Company and, if true, that they are subject to the Master Fund's/Company's overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

<u>Derivatives</u> (page 23)

Regarding derivative investments and the specific disclosure highlighting the types, amounts, characteristics and risks that should be included in the prospectus, s*ee generally,* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

<u>If we are unable to raise substantial funds…</u> (page 36)

Please disclose the estimated minimum dollar amount of capital that must be raised by the Company which would enable it to sustain viable operations with a reasonable chance of attaining its investment objective.

<u>Preferred stock could be issued…</u> (page 37)

The disclosure contained in this section states that "under the terms of our Declaration of Trust, our Board of Trustees is authorized to issue preferred stock in one or more series without shareholder approval, which could potentially adversely affect the interests of existing shareholders." However, on page 79, the prospectus states, "Under a no action letter issued by the staff of the SEC to us and the Master Fund, we are not permitted to issue senior securities. The Master Fund is permitted to issue senior securities." The disclosure appearing on page 1 states that the terms "we," "us," and "our" to the Company. Accordingly, please expand the disclosure on page 37 to identify the circumstances under which the Company could issue preferred stock.

<u>Financial Condition, Liquidity and Capital Resources</u> (page 83)

The prospectus states that Hamilton is a wholly-owned, special purpose financing subsidiary of the Master Fund. It further states, "The Master Fund may contribute cash and sell or contribute loans or bonds (collectively, 'assets,' which definition only applies to this discussion of Hamilton) to Hamilton from time to time, and will receive fair market value for any assets sold to Hamilton or will receive an increase in the value of its interests in Hamilton for any assets contributed. Hamilton may purchase additional assets from various sources." Expand the disclosure to highlight the circumstances under which Hamilton may purchase assets, and identify the "various sources" from whom and the types of assets that Hamilton may purchase.

The prospectus also states, "Hamilton has appointed the Master Fund to manage its portfolio of assets pursuant to the terms of an investment management agreement." Please expand the disclosure to highlight the material terms of the investment management agreement. Also file the investment management agreement as an exhibit to the registration statement.

Additionally, the disclosure states, "Borrowings of Hamilton will be considered borrowings by the Master Fund for purposes of complying with the asset coverage requirements under the 1940 Act, applicable to business development companies." Similarly expand the disclosure to state whether Hamilton's assets will also be considered assets held by the Master Fund and will comply, on a combined "look-through" basis, with the permissible asset requirements under the 1940 Act, applicable to BDCs.

In your response letter, please explain whether or not Hamilton should be deemed an investment company and provide the reasons supporting your conclusion. Similarly provide us with your views as to whether or not Hamilton should register as an investment company.

<u>Operating Expenses</u> (page 81)

In your response letter, identify which of the Company's fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

<u>Reimbursement of W.P. Carey for Administrative Services</u> (page 83)

The disclosure indicates that the Company will reimburse W.P. Carey for administrative expenses. Expand the disclosure to provide more specifics on the types of expenses for which the Company will be required to reimburse W.P. Carey. In your response letter, please confirm to the staff that the Company's Board of Trustees exercises appropriate oversight with respect to the equity of the allocation methodology used. Also confirm that the description of the allocated expenses described in the prospectus fully identifies all expenses allocated under the administration agreement.

In your response letter, identify which of the Company's fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the expense example presentation.

<u>Custodians</u> (page 92)

The disclosure states that the Company's securities are held under a custodian agreement that it has entered into with U.S. Bank National Association. Please expand the disclosure to clarify whether all of the Master Fund's securities and other similar investments are also held under a custodian agreement with U.S. Bank National Association.

<u>Determination of Net Asset Value</u> (page 93)

In your response letter, please inform the staff whether the Company's Board of Trustees will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Company's Board of Trustees will regularly review the historical accuracy of its fair value methodologies. *See* Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

<u>Net Asset Value Determinations in Connection with this Continuous Offering</u> (page 94)

On page 95, the prospectus states, "Our Board of Trustees - with the assistance of our administrator and officers - is responsible for the periodic determination of our net asset value." The meaning of the phrase "periodic determination" in this context is unclear. Accordingly, please clarify that, in every instance, the Company's Board of Trustees is responsible for determining the current net asset value of the Company's stock.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits (page C-1)

File the Hamilton Credit Facility as an exhibit to the registration statement.

Signatures

The Carey Credit Income Fund signature page states that the signatures affixed by Paul S. Saint-Pierre as attorney-in-fact are pursuant to powers of attorney incorporated by reference from the registration statement of Carey Credit Income Fund 2015 T. Please note that a power of attorney must relate to the same, not a different, offering and a power of attorney that confers general authority may not be filed with the Commission. Accordingly, please file as exhibits to this registration statement powers of attorney that specifically relate to this registration statement. *See* Rule 483(b) of Regulation C.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company, the Master Fund and its management are in possession of all facts relating to the Company and the Master Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company and the Master Fund requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company and the Master Fund are responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and the Master Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company and the Master Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel